EXHIBIT 99.6

Business Connexion Group Limited (Incorporated in the Republic of South Africa) (Registration number 1988/005282/06) Share code: BCX ISIN: ZAE000054631 (“BCX”)	Telkom SA Limited (Incorporated in the Republic of South Africa) (Registration number 1991/005476/06) Share code: TKG ISIN: ZAE000044897 (“Telkom”)

DELAY OF SALIENT DATES IN RELATION TO THE BCX SCHEME

OUTSTANDING CONDITIONS PRECEDENT TO THE BCX SCHEME

Further to the announcement published on the Securities Exchange News Service (“SENS”) of the JSE

Limited (“JSE”) on Monday, 12 June 2006 and in the press on Tuesday, 13 June 2006, BCX shareholders are advised that the following conditions precedent are not expected to be fulfilled by Thursday, 10 August

2006, as anticipated in the BCX scheme document issued on 19 May 2006:

1. the Competition Authorities approving the proposed acquisition of BCX by Telkom (“proposed acquisition”) in terms of the Competition Act, 1998 (Act 89 of 1998) as amended, either unconditionally or subject to such conditions as may be acceptable to Telkom; and

2. a certified copy of the Order of Court sanctioning the scheme being registered by the Registrar of Companies in terms of the Companies Act.

As the conditions precedent mentioned above have not yet been fulfilled, the last day to trade BCX shares on the JSE in order to participate in the scheme consideration (“last day to trade”), the suspension of the listing (“suspension date”), the record date of the scheme to determine participation in the scheme and to receive the scheme consideration (“the record date”), the date when the scheme consideration will be made available to scheme participants (“operative date”) and the date when BCX’s listing will terminate on the JSE (“de-listing date”) have been delayed accordingly.

Should the conditions precedent be fulfilled, then a further announcement regarding the dates and times of the last day to trade, the suspension date, the record date, the operative date and the de-listing date will be released on SENS and published in the South African press in due course.

10 August 2006

Financial advisor to BCX [Investec Corporate Finance]	Financial advisor and sponsor to Telkom [UBS South Africa (Pty) Limited]
Attorneys to BCX and the scheme [Cliffe Dekker Inc.]	Attorneys to Telkom [Werksmans Inc.]
Transaction sponsor to BCX [Investec Bank Limited]
Sponsor to BCX [RMB]
Independent advisor to BCX board of directors Deloitte & Touche Corporate Finance Reporting Accountants to BCX Deloitte & Touche